

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

June 25, 2009

J. Braxton Carter
Executive Vice President and Chief Financial Officer
MetroPCS Communications, Inc.
2250 Lakeside Boulevard
Richardson, Texas 75082

       RE: MetroPCS Communications, Inc.
       Form 10-K for the year ended December 31, 2008
       Filed March 2, 2009
       File No. 001-33409

Dear Mr. Carter:

       We have reviewed your supplemental response letter dated June 4, 2009 as well as the above referenced filing and have the following comment. We have asked you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the year ended December 31, 2008

Management's Discussion and Analysis, pages 52-84

1.   Refer to your response to prior comment 3 in our letter dated May 21, 2009. We note that you use the market approach to value FCC licenses that are in areas which you do not have formalized build-out plans. Due to the limited market activity for FCC licenses and differences in the use of various licenses based on spectrum and location, it appears that ascertaining a market value for such licenses may be quite complex. Please help us understand your use of a market approach by providing the following information:

      •   the reasons why you use the market approach for licenses covering areas where you do not currently have a formalized build-out plan,

      •   the basis for your belief that you can arrive at a reasonable determination of fair value using the market approach, including a discussion of your assumptions,

      •   whether you have developed internal company estimates of cash flow projections for these licenses,

- describe how you intend to use the licenses that do not have a formalized build-out plan,

- how you determined that the FCC Auction 66 values are comparable to your licenses, clarifying whether you utilized initial auction values or resale market values as of the date of your impairment test, and

- the carrying amount of FCC licenses that are valued based on the market approach.

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response.   You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349, or Terry French, Accounting Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. You may contact Reid Hooper, Staff Attorney, at (202) 551-3359, or me, at (202) 551-3257 with any other questions.

Sincerely,

Celeste M. Murphy
Legal Branch Chief